Exhibit 4.1

Copy of Articles IX and XI of the Articles of Incorporation of the Company

(as such document appears in Paragraph 1 of the Articles of Merger & Agreement of Merger between the Company [at that time named Eagle Automotive
Enterprises, Inc.] and Eagle Holdings, Inc., a Colorado corporation, filed with the Secretary of State of Nevada on December 30, 1993)

ARTICLE IX. The authorized capital stock of this corporation shall consist of 110,000,000 shares of common stock having a par value of $0.001 per share and 10,000,000 share of preferred stock having a par value of $0.001 per share. The rights of the holders of the preferred stock of the corporation shall be determined by the Board of Directors from time to time at the issuance thereof. Such stock shall be paid in, from time to time, upon such conditions as may be determined by the Board of Directors. Stock may be issued in payment for real or personal property, services, leases, options to purchase or any other right or thing of value for the use or purpose of the corporation, and all such stock when so issued shall become and be fully paid as though paid for in cash. The Board of Directors shall be the sole judges, in the absence of fraud of the value of any property or rights acquired in exchange for capital stock, and all such stock when issued shall be deemed fully paid and nonassessable.

ARTICLE XI. The holders of any shares of the capital stock of the corporation shall have no preemptive rights to purchase any shares of the stock of the corporation of any class now or hereafter authorized or any securities exchangeable for or convertible into such shares or any warrants or other instruments evidencing the right or option to purchase or otherwise acquire such shares, and such additional shares of stock or other securities convertible into stock may be issued or disposed of by the Board of Directors to such persons and on such terms as in its discretion it shall deem advisable.